Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

July 28, 2021

To,

The Secretary/Executive Director

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange, Inc.

NSE-IFSC Limited

Dear Sir/Madam,

Sub: Newspaper advertisement regarding financial results for the quarter ended June 30, 2021

Pursuant to Regulation 47 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulation, 2015, as amended, please find enclosed copies of newspaper advertisement regarding the financial results of the company for the quarter ended June 30, 2021 as published in Business Standard and Andhra Prabha on July 28, 2021.

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: as above

# Business Standard – July 28, 2021

Dr.Reddy's

**Extract of unaudited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter ended 30 June 2021 prepared in compliance with Indian Accounting Standards**

All amounts in Indian Rupees millions

| Sl. No. | Particulars | Consolidated | | |
|---|---|---|---|---|
| | | Quarter ended 30.06.2021 (Unaudited) | Quarter ended 30.06.2020 (Unaudited) | Year ended 31.03.2021 (Audited) |
| 1 | Total Revenue from operations | 49,451 | 44,265 | 190,475 |
| 2 | Net Profit for the period (before Tax, Exceptional and/or Extraordinary items) | 5,556 | 9,005 | 28,835 |
| 3 | Net Profit for the period before tax (after Exceptional and/or Extraordinary items) | 5,556 | 9,005 | 28,835 |
| 4 | Net Profit for the period after tax (after Exceptional and/or Extraordinary items) | 3,804 | 5,946 | 19,516 |
| 5 | Total Comprehensive Income for the period | 2,959 | 6,728 | 24,916 |
| 6 | Equity Share Capital | 832 | 831 | 832 |
| 7 | Reserves (excluding Revaluation Reserve) | | | 175,585 |
| 8 | Earnings per share (in Rupees) per Rs. 5/- share | | | |
| | Basic | 22.96 | 35.87 | 117.67 |
| | Diluted | 22.89 | 35.78 | 117.34 |

| Sl. No. | Particulars | Standalone | | |
|---|---|---|---|---|
| | | Quarter ended 30.06.2021 (Unaudited) | Quarter ended 30.06.2020 (Unaudited) | Year ended 31.03.2021 (Audited) |
| 1 | Total Revenue from operations | 34,335 | 32,444 | 133,491 |
| 2 | Net Profit for the period (before Tax, Exceptional and/or Extraordinary items) | 5,445 | 13,617 | 30,562 |
| 3 | Net Profit for the period before tax (after Exceptional and/or Extraordinary items) | 5,445 | 13,617 | 30,562 |
| 4 | Net Profit for the period after tax (after Exceptional and/or Extraordinary items) | 4,134 | 9,502 | 21,864 |
| 5 | Total Comprehensive Income for the period | 3,790 | 9,733 | 22,405 |
| 6 | Equity Share Capital | 832 | 831 | 832 |
| 7 | Reserves (excluding Revaluation Reserve) | | | 169,005 |
| 8 | Earnings per share (in Rupees) per Rs. 5/- share | | | |
| | Basic | 24.94 | 57.31 | 131.84 |
| | Diluted | 24.87 | 57.18 | 131.46 |

Notes:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.
2. The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 27 July 2021.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 27 July 2021

G V Prasad
Co-Chairman & Managing Direcor

## Dr. REDDY'S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

Dr. Reddy's Laboratories Ltd. Hyderabad

# Andhra Prabha – July 28, 2021

Dr.Reddy's

**Extract of unaudited financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter ended 30 June 2021 prepared in compliance with Indian Accounting Standards**

All amounts in Indian Rupees millions

| Sl. No. | Particulars | Consolidated | | |
|---|---|---|---|---|
| | | Quarter ended 30.06.2021 (Unaudited) | Quarter ended 30.06.2020 (Unaudited) | Year ended 31.03.2021 (Audited) |
| 1 | Total Revenue from operations | 49,451 | 44,265 | 193,475 |
| 2 | Net Profit for the period (before Tax, Exceptional and/or Extraordinary items) | 5,658 | 9,005 | 28,835 |
| 3 | Net Profit for the period before tax (after Exceptional and/or Extraordinary items) | 5,658 | 9,005 | 28,835 |
| 4 | Net Profit for the period after tax (after Exceptional and/or Extraordinary items) | 3,804 | 5,946 | 19,516 |
| 5 | Total Comprehensive Income for the period | 2,959 | 6,728 | 24,916 |
| 6 | Equity Share Capital | 832 | 831 | 832 |
| 7 | Reserves (excluding Revaluation Reserve) | | | 175,585 |
| 8 | **Earnings per share (in Rupees) per Rs. 5/- share** | | | |
| | Basic | 22.95 | 35.87 | 117.67 |
| | Diluted | 22.89 | 35.78 | 117.34 |

| Sl. No. | Particulars | Standalone | | |
|---|---|---|---|---|
| | | Quarter ended 30.06.2021 (Unaudited) | Quarter ended 30.06.2020 (Unaudited) | Year ended 31.03.2021 (Audited) |
| 1 | Total Revenue from operations | 34,335 | 32,444 | 133,491 |
| 2 | Net Profit for the period (before Tax, Exceptional and/or Extraordinary items) | 5,445 | 13,617 | 30,562 |
| 3 | Net Profit for the period before tax (after Exceptional and/or Extraordinary items) | 5,445 | 13,617 | 30,562 |
| 4 | Net Profit for the period after tax (after Exceptional and/or Extraordinary items) | 4,134 | 9,502 | 21,864 |
| 5 | Total Comprehensive Income for the period | 3,790 | 9,733 | 22,405 |
| 6 | Equity Share Capital | 832 | 831 | 832 |
| 7 | Reserves (excluding Revaluation Reserve) | | | 169,005 |
| 8 | **Earnings per share (in Rupees) per Rs. 5/- share** | | | |
| | Basic | 24.94 | 57.31 | 131.84 |
| | Diluted | 24.87 | 57.18 | 131.46 |

Notes:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Stock Exchanges website: www.bseindia.com and www.nseindia.com and also on the Company's website: www.drreddys.com.
2. The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 27 July 2021.

By order of the Board
For Dr. Reddy's Laboratories Limited

Place : Hyderabad
Date : 27July 2021

G V Prasad
Co-Chairman & Managing Director

**Dr. REDDY'S LABORATORIES LIMITED**

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India
CIN: L85195TG1984PLC004507, Tel: 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

Dr. Reddy's Laboratories Ltd. * Hyderabad *